Exhibit 99.3

Q3 2019 Earnings Supplemental Materials November 5, 2019 1

2 Forward - Looking Statements The accompanying materials contain certain forward - looking statements regarding Clarivate Analytics Plc (the “Company” or “Clarivate”), its financial condition and its results of operations, anticipated synergies and other future expectations . Forward - looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by which, if at all, such performance or results will be achieved . All of these statements, including the Company’s 2019 full - year guidance appearing under the heading “ 2019 outlook” below, are based on estimates and assumptions prepared by the Company’s management as of the date of this presentation that, although the Company believes to be reasonable as of such date, are inherently uncertain . These statements involve risks and uncertainties, including, but not limited to, statements regarding our intentions, beliefs or current expectations concerning, among other things, the Company’s results of operations, financial condition, liquidity, prospects, growth, strategies and the markets in which the Company operates . Forward - looking statements, including the Company’s 2019 full - year guidance, speak only as of the date the statements are made . The Company undertakes no obligation to update or revise any of the forward - looking statements contained herein, whether as a result of new information, future events or otherwise . If the Company does update one or more forward - looking statements, no inference should be drawn that the Company will make any additional updates with respect thereto or with respect to any other forward - looking statements . The consolidated financial information presented herein was based on certain assumptions and estimates, and may not necessarily reflect the results of operations that would have occurred if the Company had been a separate, standalone entity during the periods presented or the Company’s future results of operations . In addition, the estimated costs and anticipated cost savings presented herein, are based on management’s expectations, beliefs and projections, are subject to change and there can be no assurance that such expectations, beliefs or projections will be achieved . Non - GAAP Financial Measures This presentation contains financial measures which have not been calculated in accordance with United States generally accepted accounting principles, consistently applied (“GAAP”), including Adjusted Revenues, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted net Income, adjusted diluted EPS, free cash flow, and Standalone Adjusted EBITDA, because they are a basis upon which our management assesses our performance and we believe they reflect the underlying trends and indicators of our business . Although we believe these measures are useful for investors for the same reasons, these financial measures should not be considered as an alternative to GAAP financial measures as a measure of the Company’s financial condition, profitability and performance or liquidity . In addition, these financial measures may not be comparable to similar measures used by other companies . We urge you to review Clarivate’s financial statements contained in the prospectus filed by Clarivate Analytics Plc with the U . S . Securities and Exchange Commission (“SEC”) on September 9 , 2019 (SEC File No . 333 - 233590 ) and in any subsequently filed Form 6 - K . At the end of this presentation, we provide further descriptions of these non - GAAP measures and reconciliations of these non - GAAP measures to the corresponding most closely related GAAP measure Required Reported Data We are required to report Standalone Adjusted EBITDA, which is identical to Consolidated EBITDA and EBITDA as such terms are defined under our credit agreement, dated as of October 31 , 2019 , governing the Company’s term loan facility and revolving credit facility, as amended and/or supplemented from time to time (the “Credit Agreement”) and the indenture (the “Indenture”) governing the Company’s 4 . 50 % senior secured notes due 2026 (the “Notes”), respectively, pursuant to the reporting covenants contained in such agreements . In addition, management of the Company uses Standalone Adjusted EBITDA to assess compliance with various incurrence - based covenants in these agreements .

Q3 2019 Financial highlights 3 • Revenues up 0.4% on constant currency basis • Adjusted Revenues up 3.6% on a constant currency basis • Net income of $10.8 million compares to net loss of $54.7 million • Diluted EPS of $0.03 compares to net loss per share of ($0.25) • Net cash from operating activities $112.4 million compared to $25 million • Free cash flow $68.7 million compared to use of $11.2 million • Adjusted EBITDA $77.0 million, up 16.1% on reported basis • Adjusted diluted EPS of $0.14 compared to $0.12 • Annual Contract Value (ACV) of subscription - based agreements up 3.9% at constant currency

Other achievements 4 • Announced buyout of tax receivable agreement (TRA) for $200 million – Eliminates near - term cash outflows of up $30.0 million annually that the Company was expecting to pay starting in 2021 • Completed secondary offering of 39.7 million ordinary shares (1) owned by Onex Corporation and Baring Private Equity Asia Group Ltd. (BPEA), together with certain other shareholders – Increases the public float to 108 million shares, or 35% of shares outstanding – Reduces private equity’s ownership to 58% from 71% • Completed the acquisition of SequenceBase , strengthening our patent offering and search technology to the fast growing biotech, pharmaceutical and chemical industries • Completed the refinancing of our debt capital structure: – Significantly improves our weighted average cost of debt and extends our maturity profile – Lowers interest expense by approximately $18.0 million per year (1) Includes underwriters option to purchase additional ordinary shares

Reorganization and operational efficiency project 5 • As previously discussed, we identified many areas with potential to improve efficiency and profitability further positioning the Company for long - term success • First, we simplified our operating structure; moving from five siloed business units to two product groups: – Science Group – IP Group • New organizational structure has tremendous operating benefits: – Allows us to scale, helping to drive organic growth and supports our ability to smoothly integrate future acquisitions – Aligns sales and product management with a focus on our customers • Completed the organizational efficiency work with BCG and will execute over the next 12 - 15 months • Expect to achieve $70 - $75 million of annual run - rate cost cash savings exiting 2020, with close to 60% targeted in 2020, and the remainder in 2021 • Total cost to implement the program is estimated at $60 million, of which half is expected to be realized in 2019 and 2020

6 Q3 2019 Financial results

$77.0 $66.3 Q3'19 Q3'18 $243.0 $242.9 Q3'19 Q3'18 Q3 Results 7 1. Adjusted Revenue excludes the divested IPM business revenues for all years, and adds back $0.1 million of deferred revenue pu rch ase accounting adjustment for Q3’19 and $0.5 million for Q3’18 excluding the Intellectual Property Management (“IPM”) product line, which was divested in October 2018. Deferred reven ue adjustment Is expected to be fully recognized by Q4’19 and also excludes IPM. See the appendix for a reconciliation of Revenue to Adjusted Revenue. 2. See the appendix for a reconciliation of Net Income (loss) to Adjusted EBITDA. Revenue Adjusted EBITDA (2) ($ in millions) Adjusted Revenue (1) +3.2% actual f/x +3.6% constant f/x 0.0% actual f/x +0.4% constant f/x +16.1% actual f/x $243.1 $235.6 Q3'19 Q3'18

Q3 Revenue ($ in millions) Q3 2019 Q3 2018 % Change [actual f/x] % Change [constant f/x] Revenues, net $243.0 $242.9 0.0% 0.4% Deferred revenue adjustment 0 . 1 0 . 5 (80.0)% - Revenue attributable to IPM product line - (7.8) 100.0% - Adjusted Revenues (1) $243.1 $235.6 3.2% 3.6% Subscription revenues $200.8 $204.3 (1.7)% (1.4)% Revenue attributable to IPM product line - (6.8) 100.0% - Adjusted Subscription revenues $200.8 $197.5 1.7% 2.0% Transactional revenues $42.3 $39.1 8.2% 8.6% Revenue attributable to IPM product line - (1.0) 100.0% - Adjusted Transactional revenues $42.3 $38.1 11.0% 11.6% 8 1. Adjusted Revenue excludes the divested IPM business revenues for all years, and adds back $0.1 million of deferred revenue pu rch ase accounting adjustment for Q3’19 and $0.5 million for Q3’18 excluding IPM. Deferred revenue adjustment Is expected to be fully recognized by Q4’19 and also excludes IPM.

Q3 Financial summary ($ and shares in millions, except per share information) Q3 2019 Q3 2018 % Change [actual f/x] % Change [constant f/x] Revenue $243.0 $242.9 0.0% 0.4% Adjusted Revenue (1) $ 2 43 . 1 $235 . 6 3.2% 3.6% Adjusted EBITDA (2) $77 . 0 $ 6 6 . 3 16.1% Adjusted EBITDA margin % (3) 31.7% 28.1% 353 bps Net income (loss) $10.8 ($54.7) Net income (loss) per share - diluted $0.03 ($0.25) Adjusted net income (2) $47.5 $26.5 Adjusted earnings per share – diluted (2) $0.14 $0.12 Weighted - average shares outstanding – diluted 330.0 217.5 Required reporting data LTM Standalone Adjusted EBITDA (4) $324.2 $309.5 4.8% 9 1. Adjusted Revenue excludes the divested IPM business revenues for all years, and adds back $0.1 million of deferred revenue pu rch ase accounting adjustment for Q3’19 and $0.5 million for Q3’18 excluding IPM. Deferred revenue adjustment Is expected to be fully recognized by Q4’19 and also excludes IPM. See the a ppe ndix for reconciliation of Revenue to Adjusted Revenue. 2. See the appendix for a reconciliation of Net Income (loss) to Adjusted EBITDA, Adjusted Net Income and Adjusted Diluted EPS. 3. Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by Adjusted revenues. 4. The Company is required to report Standalone Adjusted EBITDA, which is identical to Consolidated EBITDA and EBITDA as such te rms are defined under our Credit Agreement and the Indenture governing our Notes, respectively, pursuant to the reporting covenants contained in such agreements. In addition, m ana gement of the Company uses Standalone Adjusted EBITDA to assess compliance with various incurrence - based covenants in these agreements.

10 Nine months year - to - date 2019 financial results

$719.3 $723.2 Q3 YTD'19 Q3 YTD'18 Q3 YTD Results 11 1. Adjusted Revenue excludes the divested IPM business revenues for all years, and adds back $0.4 million of deferred revenue pu rch ase accounting adjustment for Q3 YTD’19 and $2.9 million for Q3 YTD’18 excluding IPM. Deferred revenue adjustment Is expected to be fully recognized by Q4’19 and also exclude s I PM. 2. See the appendix for a reconciliation of Net Income (loss) to Adjusted EBITDA. - 0.5% actual f/x + 0.2% constant f/x Revenue Adjusted Revenue (1) Adjusted EBITDA (2) + 6.3% actual f/x ($ in millions) + 2.0% actual f/x + 2.8% constant f/x $719.7 $705.8 Q3 YTD'19 Q3 YTD'18 $209.6 $197.1 Q3 YTD'19 Q3 YTD'18

Q3 YTD Revenue ($ in millions) Q3 YTD 2019 Q3 YTD 2018 % Change [actual f/x] % Change [constant f/x] Revenues, net $719.3 $723.2 (0.5)% 0.2% Deferred revenue adjustment 0 . 4 2 . 9 (86.2)% - Revenue attributable to IPM product line - (20.3) 100.0% - Adjusted Revenue (1) $719.7 $705.8 2.0% 2.8% Subscription revenues $596.1 $596.4 (0.1)% 0.7% Revenue attributable to IPM product line - (17.5) 100.0% - Adjusted Subscription revenues $596.1 $578.9 3.0% 3.7% Transactional revenues $123.6 $129.7 (4.7)% (3.7)% Revenue attributable to IPM product line - (2.8) 100.0% - Adjusted Transactional revenues $123.6 $126.9 (2.6)% (1.6)% 12 1. Adjusted Revenue excludes the divested IPM business revenues for all years, and adds back $0.4 million of deferred revenue pu rch ase accounting adjustment for Q3 YTD’19 and $2.9 million for Q3 YTD’18 excluding IPM. Deferred revenue adjustment Is expected to be fully recognized by Q4’19 and also exclude s I PM. See the appendix for reconciliation of Revenue to Adjusted Revenue.

Q3 YTD Financial summary ($ in millions, except per share information) Q3 YTD 2019 Q3 YTD 2018 % Change [actual f/x] % Change [constant f/x] Revenue $719.3 $723.2 (0.5%) 0.2% Adjusted Revenue (1) $719 . 7 $705 . 8 2.0% 2.8% Adjusted EBITDA (2) $209 . 6 $197 . 1 6.3% Adjusted EBITDA margin % (3) 29.1% 27.9% 120 bps Net loss ($126.2) ($198.7) Net loss per share – diluted ($0.48) ($0.91) Adjusted net income (2) $100.6 $94.3 Adjusted net income per share – diluted (2) $0.37 $0.43 Weighted - average shares outstanding – diluted 274.4 217.5 Cash flow from operating activities $112 . 4 $25 . 0 Capital expenditures $43.7 $36.2 Free cash flow (4) $68.7 ($11.2) Required reporting data LTM Standalone Adjusted EBITDA (5) $324.2 $309.5 4.8% 13 1. Adjusted Revenue excludes the divested IPM business revenues for all years, and adds back $0.4 million of deferred revenue pu rch ase accounting adjustment for Q3 YTD’19 and $2.9 million for Q3 YTD’18 excluding IPM. Deferred revenue adjustment Is expected to be fully recognized by Q4’19 and also excludes IPM. 2. See the appendix for a reconciliation of Net loss to Adjusted EBITDA, Adjusted Net income, and Adjusted Diluted EPS. 3. Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by Adjusted revenues. 4. We use free cash flow in our operational and financial decision - making and believe free cash flow is useful to investors because similar measures are frequently used by securities analysts, investors, rating agencies and other interested parties to evaluate our competitors and to measure the ability of companies to service their debt. 5. The Company is required to report Standalone Adjusted EBITDA, which is identical to Consolidated EBITDA and EBITDA as s uc h terms are defined under our Credit Agreement and the Indenture governing our Notes, respectively, pursuant to the reporting covenants contained in such agreements. In addition, management of the Company u ses Standalone Adjusted EBITDA to assess compliance with various incurrence - based covenants in these agreements.

Selected balance sheet items 14 ($ in millions) September 30, 2019 December 31, 2018 Cash & cash equivalents $88.8 $25.6 Total debt outstanding $1,342 . 5 $2,029.0 Tax receivable agreement (1) $264.6 $ - Net debt $1,253.7 $2,003.4 Gross leverage ratio 4.1x 6.6x Net leverage ratio 3 . 9x 6 . 4x 1. Tax Receivable (“TRA”) was recorded at the completion of the May 13, 2019 Merger Agreement with Churchill Capital Corp. An in iti al liability of $264.6 million was recorded as payable to the pre - business combination equity holders under the TRA, representing 85% of the calculated tax savings based on the portion of the Co vered Tax Assets the Company anticipates to be able to utilize in future years.

Debt Refinancing/Pro Forma Capitalization

Sources & Uses *($ in millions)*

Sources	Amount
New Senior Credit Facility:	
New Revolving Credit Facility	-
New Term Loan Facility	$900
New Senior Secured Notes	700
Total Sources	**$1,600**

Uses	Amount
Repay Existing Senior Credit Facility [1]	$846
Repay Existing Senior Notes [1]	521
Tra Buyout	200
Estimated Fees & Expenses [5]	21
Cash to Balance Sheet	12
Total Uses	**$1,600**

Pro Forma Capitalization	Maturity	Rate	Current 9/30/2019	x LTM Adj. EBITDA	Adj.	Pro Forma 9/30/2019	x LTM Adj EBITDA
Cash and Cash Equivalents			$89		$12	$101	
Existing Revolving Credit Facility	Oct-21	L + 325 bps	-		-	-	
New Revolving Credit Facility ($250 million)	5 Years	L + 325 bps	-		-	-	
Existing Term Facility	Oct-23	L + 325 bps	846		*(846)*	-	
New Term Loan Facility	***7 years***	***L + 325 bps***			***900***	***900***	
New Senior Secured Notes	***7 years***	***4.500%***			***700***	***700***	
Total Secured Debt			**$846**	**2.6x**		**$1,600**	**4.9x**
Existing Senior Notes	Oct-24	7.875%	500		*(500)*	-	
Total Debt [2]			**$1,346**	**4.2x**		**$1,600**	**4.9x**
Total Shareholders' Equity [3]			1,373		65	1,438	
Total Market Capitalization [4]			5,163			5,163	
Total Capitalization (Shareholders' Equity)			$2,719	8.4x		$3,038	9.4x
Total Capitalization (Market Capitalization)			$6,509	20.1x		$6,763	20.9x
Required Reporting date							
LTM Standalone Adjusted EBITDA			$324.2			$324.2	

1. Inclusive of call premium, with respect to the senior notes, and accrued interest.
2. Does not include netting of deferred financing charges, existing Term Loan Facility discount. Includes current portion of long-term debt.
3. Total Shareholders' Equity increase represents a decrease in liabilities of $264.6 million offset against the $200 million TRA Buyout Payment and termination of Tax Receivables Agreement.
4. Market Capitalization as of September 30, 2019. based on closing share price of $16.87 per share and shares outstanding of 306.1 million
5. Inclusive of OID

Clarivate Analytics

13

$731 $755 $759 $767 $764 $783 $789 Q1 '18 Q2 '18 Q3 '18 Q4 '18 Q1 '19 Q2 '19 Q3 '19 Historical annualized contract value (ACV) (1) 1. Annual Contract Value (“ACV”) is the annualized value for a 12 - month period following a given date of all subscription - based cli ent license agreements, assuming that all license agreements that come up for renewal during that period are renewed. 16 + $30 mm YoY + 3.9% constant f/x ($ in millions)

2019 Outlook ($ in millions) Low Mid High Adjusted Revenue (1) $ 962 $ 979 $995 % Change YoY growth 1.2% 2.9% 4.6% Adjusted EBITDA $290 $300 $310 % Change YoY growth 6.3% 9.8% 13.6% Adjusted EBITDA margin % 30.1% 30.6% 31.2% 1. Adjusted Revenue adds back $0.3 million in deferred revenues purchased accounting adjustment. 17

18 Appendix

Presentation of certain Non - GAAP financial measures This presentation contains financial measures which have not been calculated in accordance with GAAP, including Adjusted Revenues and Adjusted EBITDA, because they are a basis upon which our management assesses our performance and we believe they reflect the underlining trends and indicators of our business . Adjusted Revenues We present Adjusted Revenues, which excludes the impact of the deferred revenues purchase accounting adjustment (recorded in connection with the separation of the Company’s business from Thomson Reuters (the “ 2016 Transaction”)) and the revenues from the IPM Product Line prior to its divestiture, because we believe it is useful to readers to better understand the underlying trends in our operations . Our presentation of Adjusted Revenues is presented for informational purposes only and is not necessarily indicative of our future results . You should compensate for these limitations by relying primarily on our GAAP results and only using Adjusted Revenues for supplementary analysis . Adjusted EBITDA Adjusted EBITDA represents net (loss) income before provision for income taxes, depreciation and amortization and interest income and expense adjusted to exclude acquisition or disposal - related transaction costs (such costs include net income from continuing operations before provision for income taxes, depreciation and amortization and interest income and expense from the IPM Product Line which was divested in October 2018 ), losses on extinguishment of debt, stock - based compensation, unrealized foreign currency gains/(losses), costs pursuant to the transition services agreement (the “Transition Services Agreement”) entered into with Thomson Reuters in connection with the separation of the Company’s business from Thomson Reuters (the “ 2016 Transaction”) and related transition to a standalone company, separation and integration costs, transformational and restructuring expenses, acquisition - related adjustments to deferred revenues, non - cash income/(loss) on equity and cost method investments, non - operating income or expense, the impact of certain non - cash and other items that are included in net income for the period that the Company does not consider indicative of its ongoing operating performance and certain unusual items impacting results in a particular period . The adjustments reflected in the Company’s Adjusted EBITDA have not been prepared with a view towards complying with Article 11 of Regulation S - X . Adjusted EBITDA is intended to provide additional information on a more comparable basis than would be provided without such adjustments . In future periods, the Company will need to make additional capital expenditures in order to replicate capital expenditures associated with previously shared services on a stand - alone basis . You are encouraged to evaluate these adjustments and the reasons the Company considers them appropriate for supplemental analysis . These measures are not measurements of the Company’s financial performance under GAAP and should not be considered in isolation or as alternatives to net income, net cash flows provided by operating activities, total net cash flows or any other performance measures derived in accordance with GAAP or as alternatives to net cash flows from operating activities or total net cash flows as measures of the Company’s liquidity . Reduction of ongoing standalone and Transition Services Agreement costs have been, and are expected to continue to be, a component of the Company’s strategy as it finalizes its transition to a standalone company following the 2016 Transaction . Certain of the adjustments included to arrive at Adjusted EBITDA are related to the Company’s transition to an independent company . In evaluating Adjusted EBITDA you should be aware that in the future the Company may incur expenses that are the same as or similar to some of the included adjustments . The Company’s presentation of Adjusted EBITDA should not be construed as an inference that the Company’s future results will be unaffected by any of the adjusted items, or that the Company’s projections and estimates will be realized in their entirety or at all . 19

Presentation of certain Non - GAAP financial measures The use of Adjusted EBITDA instead of GAAP measures has limitations as an analytical tool, and you should not consider Adjusted EBITDA in isolation, or as a substitute for analysis of the Company’s results of operations and operating cash flows as reported under GAAP . For example, Adjusted EBITDA does not reflect : – the Company’s cash expenditures or future requirements for capital expenditures – changes in, or cash requirements for, the Company’s working capital needs – interest expense, or the cash requirements necessary to service interest or principal payments, on the Company’s debt – any cash income taxes that the Company may be required to pay – any cash requirements for replacements of assets that are depreciated or amortized over their estimated useful lives and may have to be replaced in the future – all non - cash income or expense items that are reflected in the Company’s statements of cash flows The Company’s definition of and method of calculating Adjusted EBITDA may vary from the definitions and methods used by other companies when calculating adjusted EBITDA, which may limit their usefulness as comparative measures . The Company prepared the information included in this presentation based upon available information and assumptions and estimates that it believes are reasonable . The Company cannot assure you that its estimates and assumptions will prove to be accurate . Because the Company incurred transaction, transition, integration, transformation, restructuring, and Transition Services Agreement costs in connection with the 2016 Transaction and the transition, borrowed money in order to finance its operations, and used capital and intangible assets in its business, and because the payment of income taxes is necessary if the Company generates taxable income after the utilization of its net operating loss carryforwards, any measure that excludes these items has material limitations . As a result of these limitations, these measures should not be considered as a measure of discretionary cash available to the Company to invest in the growth of its business or as a measure of its liquidity . Adjusted EBITDA Margin Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by Adjusted Revenues . 20

Presentation of certain Non - GAAP financial measures Adjusted Net Income and Adjusted Diluted EPS We have begun to use Adjusted Net Income and Adjusted Diluted Earnings Per Share ("Adjusted Diluted EPS") in our analysis of the financial performance of the Company . We believe Adjusted Net Income and Adjusted Diluted EPS are meaningful measures of the performance of the Company because they adjust for items that do not directly affect our ongoing operating performance in the period . Our definition of and method of calculating Adjusted Net Income and Adjusted Diluted EPS may vary from the definitions and methods used by other companies, which may limit their usefulness as comparative measures . We calculate Adjusted Net Income by using net income (loss) adjusted to exclude acquisition or disposal - related transaction costs (such costs include net income from continuing operations before provision for income taxes, depreciation and amortization and interest income and expense from the divested business), amortization related to acquired intangible assets, losses on extinguishment of debt, stock - based compensation, unrealized foreign currency gains/(losses), Transition Services Agreement costs, separation and integration costs, transformational and restructuring expenses, acquisition - related adjustments to deferred revenues, non - cash income (loss) on equity and cost method investments, non - operating income or expense, the impact of certain non - cash and other items that are included in net income for the period that the Company does not consider indicative of its ongoing operating performance, certain unusual items impacting results in a particular period, and the income tax impact of any adjustments . We calculate Adjusted Diluted EPS by using Adjusted net income divided by diluted weighted average shares . Our presentation of Adjusted Net Income and Adjusted Diluted EPS should not be construed as an inference that our future results will be unaffected by any of the adjusted items, or that our projections and estimates will be realized in their entirety or at all . In addition, because of these limitations, Adjusted Net Income and Adjusted Diluted EPS should not be considered as a measure of liquidity or discretionary cash available to us to fund our cash needs, including investing in the growth of our business and meeting our obligations . You should compensate for these limitations by relying primarily on our U . S . GAAP results and only use Adjusted Net Income and Adjusted Diluted EPS for supplementary analysis . Standalone Adjusted EBITDA We are required to report Standalone Adjusted EBITDA pursuant to the reporting covenants contained in the Company’s Credit Agreement and Indenture . As a public company, we are required to report Standalone Adjusted EBITDA in our quarterly and annual reports filed with the SEC pursuant to these agreements . Standalone Adjusted EBITDA is identical to Consolidated EBITDA and EBITDA as such terms are defined under the Credit Agreement and the Indenture, respectively . In addition, the Credit Agreement and the Indenture contain certain restrictive covenants that govern debt incurrence and the making of restricted payments, among other matters . These restrictive covenants utilize Standalone Adjusted EBITDA as a primary component of the compliance metric governing our ability to undertake certain actions otherwise proscribed by such covenants . Standalone Adjusted EBITDA reflects further adjustments to Adjusted EBITDA presented above for cost savings already implemented and excess standalone costs . Because Standalone Adjusted EBITDA is required pursuant to the terms of the reporting covenants under the Credit Agreement and the Indenture and because this metric is relevant to lenders and noteholders, management considers Standalone Adjusted EBITDA to be relevant to the operation of its business . It is also utilized by management and the compensation committee of the Board as an input for determining incentive payments to employees . Excess standalone costs are the difference between our actual standalone company infrastructure costs, and our estimated steady state standalone infrastructure costs . We make an adjustment for the difference because we have had to incur costs under the Transition Services Agreement after we had implemented the infrastructure to replace the services provided pursuant to the Transition Services Agreement, thereby incurring dual running costs . Furthermore, there has been a ramp up period for establishing and optimizing the necessary standalone infrastructure . Since our separation from Thomson Reuters, we have had to transition quickly to replace services provided under the Transition Services Agreement, with optimization of the relevant standalone functions typically following thereafter . Cost savings reflect the annualized “run rate” expected cost savings, net of actual cost savings realized, related to restructuring and other cost savings initiatives undertaken during the relevant period . Standalone Adjusted EBITDA is calculated under the Credit Agreement and the Indenture by using our Consolidated Net Income (defined in the Credit Agreement and the Indenture as our GAAP net income adjusted for certain items specified in the Credit Agreement and the Indenture) adjusted for items including : taxes, interest expense, depreciation and amortization, non - cash charges, expenses related to capital markets transactions, acquisitions and dispositions, restructuring and business optimization charges and expenses, consulting and advisory fees, run - rate cost savings to be realized as a result of actions taken or to be taken in connection with an acquisition, disposition, restructuring or cost savings or similar initiatives, “run rate” expected cost savings, operating expense reductions, restructuring charges and expenses and synergies related to the Transition projected by us, costs related to any management or equity stock plan, other adjustments that were presented in the offering memorandum used in connection with the issuance of the Notes and earnout obligations incurred in connection with an acquisition or investment . 21

Presentation of certain Non - GAAP financial measures Free Cash Flow We use free cash flow in our operational and financial decision - making and believe free cash flow is useful to investors because similar measures are frequently used by securities analysts, investors, ratings agencies and other interested parties to evaluate our competitors and to measure the ability of companies to service their debt . Our presentation of free cash flow should not be construed as a measure of liquidity or discretionary cash available to us to fund our cash needs, including investing in the growth of our business and meeting our obligations . You should compensate for these limitations by relying primarily on our U . S . GAAP results . We define free cash flow as net cash provided by operating activities less capital expenditures . 22

Reconciliation of Non - GAAP financial measures and required reported data Reconciliation ($ in millions) September 30 QTD 2019 QTD 2018 LTM 2019 Revenue, Net $ 243.0 $ 242.9 $ 964.9 (+) Deferred revenue adjustment 0.1 0.5 0.6 ( - ) IPM Divested revenue - (7.8) - Adjusted revenue $ 243.1 $ 235.6 $ 965.5 Net income (loss) $ 10.8 $ (54.7) $ (169.6) ( - ) (Benefit) Provision for income taxes 1.6 3.2 7.6 (+) Depreciation and amortization 43.9 60.5 202.6 (+) Interest expense, net 23.4 32.6 128.9 (+) TSA costs 2.7 11.6 18.1 (+) Transition and integration expenses 11.5 14.2 38.9 (+) Deferred revenue adjustment 0.1 0.5 0.6 (+) Transaction related costs 8.6 - 43.9 (+) Stock - based compensation expense 9.6 3.7 49.7 ( - ) Gain on Sale of IPM - - (36.1) (+) Tax indemnity asset adjustment - - 33.8 ( - ) Legal Settlement (39.4) - (39.4) ( - ) IPM divested adj. operating margin - (2.9) - (+) Other 4.2 (2.4) 6.9 Adjusted EBITDA $ 77.0 $ 66.3 $285.9 Required reported data Adjusted EBITDA $285.9 (+) Excess standalone costs 11.6 (+) Pro forma cost savings (+) Realized foreign exchange gain 28.7 (2.0) Standalone adjusted EBITDA $324.2 23 Descriptions Adjusted EBITDA adjustments 1. Deferred revenue fair value accounting adjustment arising from purchase price allocation in connection with the carve - out 2. Clarivate divested its non - core IPM product line in Oct. ’18 3. Payments made to the former parent as part of the Transition Services Agreement; these payments have decreased substantially in 2019 given Clarivate is in the final stages of the carve - out 4. Transition costs incurred to separate Clarivate from the former parent to enable operation on a standalone basis; these costs include transition consulting, technology infrastructure, full - time employee compensation and severance payments to former employees as part of reorganizing the business and the ongoing cost savings initiative 5. Consulting and accounting costs associated with tuck - in acquisitions and the sale of Clarivate’s non - core IPM product line; Q1 2019 expenses include merger related costs 6. Primarily includes the net impact of foreign exchange gains and losses related to the re - measurement of monetary balances and other one - time adjustments 7. Reflects the write down of tax indemnity asset Standalone Adjusted EBITDA Adjustments 8. Reflects the difference in Clarivate’s actual standalone costs incurred relative to the steady state standalone cost estimate that the company expects to achieve by 2021 after completing the carve - out and optimizing standalone functions 9. Cost savings reflect the difference between annualized run - rate savings and savings realized during that same twelve - month period 1 2 3 4 5 1 7 6 8 9 2

Reconciliation of Non - GAAP financial measures and required reported data Reconciliation ($ in millions) September 30 YTD 2019 YTD 2018 LTM 2019 Revenue, Net $ 719.3 $ 723.2 $ 964.9 (+) Deferred revenue adjustment 0.4 2.9 0.6 ( - ) IPM Divested revenue - (20.3) - Adjusted revenue $ 719.7 $ 705.8 $ 965.5 Net income (loss) $ (126.2) $ (198.7) $ (169.6) ( - ) (Benefit) Provision for income taxes 5.6 3.6 7.6 (+) Depreciation and amortization 145.2 179.8 202.6 (+) Interest expense, net 93.9 95.9 128.9 (+) TSA costs 10.5 48.2 18.1 (+) Transition and integration expenses 25.3 55.6 38.9 (+) Deferred revenue adjustment 0.4 2.9 0.6 (+) Transaction related costs 42.1 0.6 43.9 (+) Stock - based compensation expense 46.7 10.7 49.7 ( - ) Gain on Sale of IPM - - (36.1) (+) Tax indemnity asset adjustment - - 33.8 ( - ) Legal Settlement (39.4) - (39.4) ( - ) IPM divested adj. operating margin - (5.9) - (+) Other 5.5 4.4 6.9 Adjusted EBITDA $ 209.6 $ 197.1 $285.9 Required reported data Adjusted EBITDA $285.9 (+) Excess standalone costs 11.6 (+) Pro forma cost savings (+) Realized foreign exchange gain 28.7 (2.0) Standalone adjusted EBITDA $324.2 24 Descriptions Adjusted EBITDA adjustments 1. Deferred revenue fair value accounting adjustment arising from purchase price allocation in connection with the carve - out 2. Clarivate divested its non - core IPM product line in Oct. ’18 3. Payments made to the former parent as part of the Transition Services Agreement; these payments have decreased substantially in 2019 given Clarivate is in the final stages of the carve - out 4. Transition costs incurred to separate Clarivate from the former parent to enable operation on a standalone basis; these costs include transition consulting, technology infrastructure, full - time employee compensation and severance payments to former employees as part of reorganizing the business and the ongoing cost savings initiative 5. Consulting and accounting costs associated with tuck - in acquisitions and the sale of Clarivate’s non - core IPM product line; Q1 2019 expenses include merger related costs 6. Primarily includes the net impact of foreign exchange gains and losses related to the re - measurement of monetary balances and other one - time adjustments 7. Reflects the write down of tax indemnity asset Standalone Adjusted EBITDA Adjustments 8. Reflects the difference in Clarivate’s actual standalone costs incurred relative to the steady state standalone cost estimate that the company expects to achieve by 2021 after completing the carve - out and optimizing standalone functions 9. Cost savings reflect the difference between annualized run - rate savings and savings realized during that same twelve - month period 1 2 3 4 5 1 7 8 9 2 6

Reconciliation of Non - GAAP financial measures and required reported data Reconciliation ($ in millions, except per share amounts) September 30 QTD 2019 QTD 2018 Amount Per Share Amount Per Share Revenue, Net $ 243.0 $ 242.9 (+) Deferred revenue adjustment 0.1 0.5 ( - ) IPM Divested revenue - (7.8) Adjusted revenue $ 243.1 $ 235.6 Net income (loss) $ 10.8 $ 0.03 $ (54.7) $ (0.25) (+) TSA costs 2.7 0.01 11.6 0.05 (+) Transition and integration expenses 11.5 0.03 14.2 0.07 (+) Deferred revenue adjustment 0.1 - 0.5 - (+) Transaction related costs 8.6 0.03 - - (+) Stock - based compensation expense 9.6 0.03 3.7 0.02 ( - ) Legal Settlement (39.4) (0.12) - - ( - ) IPM divested adj. operating margin - - (2.9) (0.01) (+) Amortization related to acquired intangible assets 37.4 0.11 53.6 0.25 (+) Other 4.2 0.01 (2.4) (0.01) ( - ) Income tax impact of related adjustments 2.0 0.01 2.9 0.01 Adjusted Net income and Adjusted Diluted EPS $ 47.5 $ 0.14 $ 26.5 $ 0.12 Weighted average common shares (Diluted) 329,986,443 217,506,553 25 Descriptions Adjusted Net Income and Adjusted Diluted EPS adjustments 1. Deferred revenue fair value accounting adjustment arising from purchase price allocation in connection with the carve - out 2. Clarivate divested its non - core IPM product line in Oct. ’18 3. Payments made to the former parent as part of the Transition Services Agreement; these payments have decreased substantially in 2019 given Clarivate is in the final stages of the carve - out 4. Transition costs incurred to separate Clarivate from the former parent to enable operation on a standalone basis; these costs include transition consulting, technology infrastructure, full - time employee compensation and severance payments to former employees as part of reorganizing the business and the ongoing cost savings initiative 5. Consulting and accounting costs associated with tuck - in acquisitions and the sale of Clarivate’s non - core IPM product line; Q1 2019 expenses include merger related costs 6. Primarily includes the net impact of foreign exchange gains and losses related to the re - measurement of monetary balances and other one - time adjustments 1 2 3 4 1 6 5 2

Reconciliation ($ in millions, except per share amounts) September 30 YTD 2019 YTD 2018 Amount Per Share Amount Per Share Revenue, Net $ 719.3 $ 723.2 (+) Deferred revenue adjustment 0.4 2.9 ( - ) IPM Divested revenue - (20.3) Adjusted revenue $ 719.7 $ 705.8 Net loss $ (126.2) $(0.46) $ (198.7) (0.91) (+) TSA costs 10.5 0.04 48.2 0.22 (+) Transition and integration expenses 25.3 0.09 55.6 0.26 (+) Deferred revenue adjustment 0.4 - 2.9 0.01 (+) Transaction related costs 42.1 0.15 0.6 - (+) Stock - based compensation expense 46.7 0.17 10.7 0.05 ( - ) Legal Settlement (39.4) (0.14) - - ( - ) IPM divested adj. operating margin - - (5.9) (0.03) (+) Amortization related to acquired intangible assets 128.4 0.47 164.8 0.76 (+) Other 5.5 0.02 4.4 0.02 ( - ) Income tax impact of related adjustments 7.3 0.03 11.7 0.05 Adjusted Net income and Adjusted Diluted EPS $ 100.6 $ 0.37 $ 94.3 $ 0.43 Weighted average common shares (Diluted) 274,448,829 217,450,579 Reconciliation of Non - GAAP financial measures and required reported data 26 Descriptions Adjusted Net Income and Adjusted Diluted EPS adjustments 1. Deferred revenue fair value accounting adjustment arising from purchase price allocation in connection with the carve - out 2. Clarivate divested its non - core IPM product line in Oct. ’18 3. Payments made to the former parent as part of the Transition Services Agreement; these payments have decreased substantially in 2019 given Clarivate is in the final stages of the carve - out 4. Transition costs incurred to separate Clarivate from the former parent to enable operation on a standalone basis; these costs include transition consulting, technology infrastructure, full - time employee compensation and severance payments to former employees as part of reorganizing the business and the ongoing cost savings initiative 5. Consulting and accounting costs associated with tuck - in acquisitions and the sale of Clarivate’s non - core IPM product line; Q1 2019 expenses include merger related costs 6. Primarily includes the net impact of foreign exchange gains and losses related to the re - measurement of monetary balances and other one - time adjustments 1 2 3 4 1 6 5 2

Quarterly financial summary 27 1. Adjusted Revenue excludes the divested IPM business revenues for the period, and adds back the deferred revenue purchase acco unt ing adjustment. 2. See the appendix for a reconciliation of Net Income (loss) to Adjusted EBITDA. ($ in millions) Q1 2018 Q2 2018 Q3 2018 Q4 2018 Q1 2019 Q2 2019 Q3 2019 Revenues, net $237.0 $243.3 $242.9 $245.2 $234.0 $242.3 $243.0 Deferred revenue adjustment $1 . 5 $0.9 $0.5 $0.2 $0.2 $0 . 1 $0.1 IPM Product Line ($6.7) ($5.8) ($7.8) $ - $ - $ - $ - Adjusted Revenue $231.8 $238.4 $235.6 $245.5 $234.2 $242.4 $243.1 Subscription revenues $192.6 $199.5 $204.3 $197.7 $192.5 $202.7 $200.8 IPM Product Line ($5.9) ($4.8) ($6.8) $ - $ - $ - $ - Adjusted Subscription Revenue (1) $186.7 $194.7 $197.5 $197.7 $192.5 $202.7 $200.8 Transactional revenues $45.9 $44.7 $39.1 $47.8 $41.7 $39.7 $42.3 IPM Product Line ($0.8) ($1.0) ($1.0) $ - $ - $ - $ - Adjusted Transactional Revenue $45.1 $43.7 $38.1 $47.8 $41.7 $39.7 $42.3 Adjusted EBITDA (2) $63.3 $67.5 $66.3 $75.8 $59.3 $73.2 $77.0 Adjusted EBITDA margin % 27.3% 28.3% 28.1% 30.9% 25.3% 30.2% 31.7%

Enterprise Value Build Stock Price at 9/30/2019 @$18 @$19 @$20 Comments Share Price Ticker Current Share (Live) $16.87 $18.00 $19.00 $20.00 Enterprise Value Build Basic Shares Oustanding 306,050,763 306,050,763 306,050,763 306,050,763 (+) Stock Options Dilution 24,593,110 27,622,564 30,098,752 32,342,605 Fully Diluted Shares Outsanding 330,643,873 333,673,327 336,149,515 338,393,368 (x) Share Price $16.87 $18.00 $19.00 $20.00 Equity Value 5,578.0 6,006.1 6,386.8 6,767.9 (+) Debt 1,342.5 1,342.5 1,342.5 1,342.5 (-) Cash 88.8 88.8 88.8 88.8 Enterprise Value 6,831.7 7,259.8 7,640.5 8,021.6 Stock Options Management Options Outstanding 22,956,451 22,956,451 22,956,451 22,956,451 Shares Contributing to Dilution 18,836,124 21,592,533 22,175,799 22,175,799 Weighted-average Exercise Price Various Various Various Various Options Dilution 7,785,997 8,555,897 9,256,647 9,902,605 Public Warrants 34,500,000 34,500,000 34,500,000 34,500,000 Weighted-average Exercise Price $11.50 $11.50 $11.50 $11.50 Options Dilution 10,981,921 12,458,333 13,618,421 14,662,500 Private Warrants 18,300,000 18,300,000 18,300,000 18,300,000 Exercisable as of September 30, 2019 18,300,000 18,300,000 18,300,000 18,300,000 Weighted-average Exercise Price $11.50 $11.50 $11.50 $11.50 Options Dilution 5,825,193 6,608,333 7,223,684 7,777,500 Incentive Shares - - - 7,000,000 Weighted-average Exercise Price $0.00 $0.00 $0.00 $0.00 RSU Dilution - - - 7,000,000 Total Stock Dilution 24,593,110 27,622,564 30,098,752 39,342,605 (As of September 30, 2019, $ in million except for per share values) 28 Diluted share count Comments Note: the analysis is not intended to replace the Treasury Stock Method as required under ASC 260, Earnings per Share 1. Inconsistent with the requirements of ASC 260, but for illustrative purposes, this analysis uses hypothetical shares prices (except for the actual closing share price of $16.87 on September 30, 2019) and not the actual average share price for the period as required under US GAAP 2. Inconsistent with the requirements of the Treasury Stock Method, but for illustrative purposes, this analysis does not use a weighted average approach to outstanding shares, options or warrant. As such, Fully Diluted Shares Outstanding as of September 30, 2019, at the actual closing share price of $16.87 on September 30, 2019, does not agree to the dilutive shares presented in Adjusted Diluted EPS for the three and nine months ended September 30, 2019. 3. Per the requirements of the Treasury Stock Method this excludes all management options that are antidilutive at the assumed share prices in this analysis and includes consideration of unrecognized compensation cost on unvested options 4. Analysis does not include consideration of redemption of Public Warrants 5. Includes vesting requirements lifted at time of Secondary for private warrants held by the Sponsor 6. Includes 6M potentially dilutable warrants. These warrants are exercisable at $11.50 per share . 7. Potentially dilutable but excluded below $20 share price as these instruments are subject to vesting at a $20 per share stock price level. Stock price level assumed met at $20 share price for this analysis 2 1 3 3 3 4 5 6 7

Thank you 29